

INVEST IN **DAVENPORT SAF-T SYSTEMS**

The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

LEAD INVESTOR

William Parrott

Have heard about this device since before any hardware work started. I also work with a hospice and I am in a lot of SNFs where they have a write to fall and the cost for each fall that goes to the ER or a brake that harms a patients life. The cost of one of the vests will likely save a person or the health care system a significant amount of time, pain and money. With right to fall, that is now the standard of care, the vest will be a step forward in the care of seniors to be able to stay at home or to be safe in an AL and/or SNF

Invested $5,000 this round

davenportsaftsystems.com Minneapolis MN

Consumer Goods | Retail | Health & Fitness | Fashion

Highlights

1. FACTS: 1 in 4 (14M) U.S. seniors falls per year. 3M treated in ERs. 34K died in 2019.

2. The SAF-T VEST uses sensors and airbags to protect you in a fall from the hips to the head.

3. Our clinical, engineering and scientific leads have more than 70 years of experience.

4. A capture rate of just 1.2% of today's 56M+ senior market could drive $650M in sales revenue.

5. We received a U.S. Patent in January 2021 and a state Innovation Grant one year later.

6. Our early prototype already detects a fall and inflates a front airbag in less than a 1/2 second.

7. Your investment will help us build advanced models that will be tested on healthy adults.

8. ? ? Want more info? Awesome! Read our "COMPANY FAQs" under the ASK A QUESTION tab above!

Our Team



Ryan Davenport Co-founder and CEO, Davenport SAF-T Systems

Ryan Davenport just keeps achieving key milestones. Among his wins: a U.S. patent, a working 1st gen prototype, a $28,000 Innovation Grant, 3 accelerator programs, and

partnerships with two universities for engineering, fall research and testing.

Our inventor, orthopedic surgeon Jay Davenport, was inspired by his experience caring for so many older adults who suffered devastating injuries from falls. These injuries often trigger the beginning of a slow decline in health from which many never recover. We must no longer accept fall injuries as an unavoidable consequence of aging.



Jay A. Davenport, M.D. Co-founder, Chief Medical Officer

Jay A. Davenport, M.D. invented the SAF-T VEST, because fall prevention efforts fall short. As an orthopedic surgeon, he treated countless older patients with devastating fall injuries. His concept moves us from fall prevention to fall protection.



Tanvi Bhatt, Ph.D. Lead Scientific Advisor

Dr. Bhatt is a professor of physical therapy and rehabilitation sciences at University of Illinois at Chicago (UIC). She has consulted with the Company since 2020 and is a leading expert in falls and the neuromechanical basis for balance recovery.



Lance Silverman, M.D. Clinical Advisor

Dr. Silverman is a board-certified member of the American Academy of Orthopaedic Surgeons and the American Orthopaedic Foot and Ankle Society. He founded his independent practice Silverman Ankle and Foot in 2005.



Mae Davenport Director of Research

Mae Davenport, Ph.D., is a professor at the University of Minnesota, and a social-behavioral human subjects researcher. She conducts social science research for human and community well-being and for their connections to the natural environment.



Joel Prevost Long-term Care Industry Advisor

Joel's experience in long-term care services spans more than 17 years. He's led campuses and communities including home care, hospice, palliative care, TCU, assisted living, long-term care, adult day and creative arts through life-long learning.



Brian Kohlbeck Financial Consultant

Brian is CFO at Phillips Distilling Company. He has extensive corporate finance experience at General Mills, Best Buy, Lands' End and Gander Mountain. He delivers business results and drives financial performance as a financial and operational lead.



Ernest Grumbles General Counsel

Ernest is an IP and business attorney representing innovation-driven startups and entrepreneurs. He works with early-stage clients to identify and protect patent, trademark and copyright assets and to launch, develop and finance high-growth enterprise.

Our plan: 1. Reduce devastating fall injuries 2. Cut health care costs 3. Improve quality of life 4. Extend independence for seniors


SAF-T VEST™
WALK WITH
CONFIDENCE
1



THE PROBLEM

We all know someone—maybe an aging parent or relative, or perhaps an elderly neighbor—who suffered a terrible fall. Sadly, falls among older adults are not rare events. One in four seniors in the U.S. falls each year. That's about 14 million people falling down.


THE PROBLEM
Falls Are a Public Health Crisis
1 in 5
falls results in serious injury
2X
falling once doubles your chances of falling again
3M
fall injuries treated in ERs
39K+
deaths from falls in 2019
$50B
annual cost of fall injuries
SAF-T VEST
Source: Centers for Disease Control and Prevention

For older adults, a fall can have life-changing, even life-threatening consequences. Fall injuries are a $50 billion problem in the U.S. and it's getting worse each year.

THE SAF-T VEST SOLUTION



THE SOLUTION
Davenport SAF-T Systems
OUR MISSION
Develop a patented, wearable tech solution to reduce devastating injuries from falls.
THE SAF-T VEST WILL PROVIDE 360-DEGREE FALL PROTECTION FROM THE HIPS TO THE HEAD.
SAF-T VEST
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Jay A. Davenport, M.D., an orthopaedic surgeon, decided fall prevention efforts aren't solving the problem. So he developed a new strategy: FALL PROTECTION.



DESIGN FEATURES
The SAF-T VEST is a reusable, wearable technology that protects older adults in a fall from any direction or angle
• Proven airbag protection


• Rapid deflation absorbs impact
• Digital alert notifies caregivers of a fall
• Styles for day/night indoor/outdoor use
• Lightweight and comfortable
SAF-T VEST
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The SAF-T VEST uses sensors to detect a fall in progress. It will inflate a system of airbags in the blink of an eye to reduce the risk of injury—from the hips to the head. It will be reusable and come in a variety of sizes and styles. Wear it over your regular clothes or pajamas.

Remember, this is a safety product—not a medical device. Think of it as a life preserver on land!















Worried about a fall? Many seniors limit their activities after a bad fall because of fears it could happen again. But not moving can make you more vulnerable to falls. Wearing the SAF-T VEST could provide the reassurance you need. Otherwise, that fear could require major life changes. [Click on the video below.]


Could I fall at home? [closed captioned]
Ryan Davenport
00:44
or dizziness with standing and
vimeo

PROGRESS

Davenport SAF-T Systems was formed in 2017 with a single purpose—to build the SAF-T VEST and make it available to all who need it. Since then, the team has received a U.S.

Patent, built a working prototype and won a an innovation grant from the state of Minnesota.



WINNING RECORD
2018
2019
2020
2021
2022
CAZTEK ENGINEERING (ST. PAUL, MINN) PRODUCES 3-PHASED SAF-T VEST BUILD AND TEST PLAN
SEMIFINALIST MINNESOTA CUP STARTUP COMPETITION
NATIONAL SURVEY REVEALS STRONG AWARENESS OF FALL RISKS; SUPPORT FOR OUR SOLUTION
PRODUCT CONCEPT VIDEO RELEASED
DAVENPORT SAF-T SYSTEMS WEBSITE LAUNCH
COLLABORATION WITH UNIVERSITY OF ST. THOMAS (UST) SCHOOL OF ENGINEERING ON EARLY PROTOTYPE
SEMIFINALIST-MOST FUNDABLE COMPANIES LIST
NEWS COVERAGE ON LOCAL TV RE: ENGINEERING COLLABORATION
SELECTED TO MASSCHALLENGE ACCELERATOR – ONLY STARTUP FROM MINNESOTA PICKED
EXPERT ADVISORY BOARD FORMED
U.S. PATENT RECEIVED FOR SAF-T VEST
WORKING PROTOTYPE UNVEILED AT UST
AWARDED INNOVATION GRANT FROM STATE OF MINNESOTA
TANVI BHATT, PH.D., NAMED LEAD SCIENTIFIC ADVISOR
1ST INVESTOR CHECK RECEIVED
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Fall injury protection is still a new concept, but the idea is catching on.



COMPETITION
TANGO BELT
• Waist-belted airbag systems designed only for hip protection
D' AIR SKI
• Inflating crash vests for elite downhill ski racers; other systems for motorcycling and equestrian
• Not suitable for seniors
MARKET GAP
NO COMPREHENSIVE FALL INJURY PROTECTION FOR OLDER ADULTS
SAF-T VEST
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The Tango Belt and similar systems are designed to protect the hips, but other fracture-prone areas remain exposed. Wearable crash protection systems are used in high-speed activities, but they are not designed for older adults.

Here's why our inventor would wear the SAF-T VEST:


A CASE FOR FALL PROTECTION
Jay Davenport, M.D., 86, inventor
Lives 20 min from healthcare in rural Minnesota
Provides daily care for his wife Martha, 79
WITHOUT SAF-T VEST
Unprotected from catastrophic fall
Requires extended care
Loss of independence
WITH SAF-T VEST
Protected during a fall
Severe injury prevented
Maintains independence
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If Dr. Davenport had a catastrophic fall at his rural home, it might take 20 minutes or more for help to arrive. A serious injury might require him to move into a nursing home. But the SAF-T VEST is designed to protect him from injury, which would allow him to stay at home with his wife Martha.

SO WHY INVEST IN THE SAF-T VEST?

1. BE A FORCE FOR GOOD—Help us keep people safe.

2. HAVE A STAKE IN THE WORK—You win when we win.

3. PERKS—You'll get a discount if you buy our vest.

Your investment will help us build full-scale, advanced versions that we'll test in a lab using healthy volunteers. Pilot studies will show how seniors do over time while wearing the SAF-T VEST.

OUR U.S. MARKET

The population of adults 65 and above will continue to increase for the next 40 years. More seniors means more falls.



TOTAL ADDRESSABLE MARKET
56M
95M BY 2060
MILLIONS
56,052
65,226
73,138
77,997
80,827
82,835
85,675
89,615
94,676
2020
2025
2030
2035
2040
2045
2050
2055
2060
ADULTS 65 AND OLDER
Source: U.S. Census Bureau
SAF-T VEST
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Forward looking projections cannot be guaranteed.

OUR BUSINESS STRATEGY

We'll focus first on hospitals and nursing homes. Why? Because each year, up to a million hospital patients and half of all nursing home residents fall.

of all nursing home residents fall.


MARKET #1: *Business to Business*
HOSPITALS
Up to 1 million patients fall in hospitals every year
NURSING HOMES
800,000 fall every year, half of all residents
SAF-T VEST
Source: Centers for Disease Control and Prevention
Source: Agency for Healthcare Research and Quality
10

But we'll also sell directly to seniors and their families, because our risk of falling increases as we age. Are you an active senior who loves to walk each day? Great! When you wear the SAF-T VEST you'll reduce your risk of injury while you add up the miles!


MARKET #2: *Domestic Direct To Consumer (DTC)*
56 Million Adults 65+
13 M adults will fall
43 M adults avoid falling
10 M Non-ER
3 M TO ER
TARGET CONSUMERS:
• Fall history
• Fall history with injuries
REFERRAL SOURCES:
• Geriatric sub-specialists
• Internists
• Orthopedic surgeons
• Primary care providers
• Nurse practitioners
• PT/OT
TARGET CONSUMERS:
• Still active, but increased risk
REFERRAL SOURCES:
• Direct to consumer - online
• Medical equipment retail
• Primary care providers
• Adult children of older adults
SAF-T

We plan to make a difference in the lives of millions. We also expect strong product demand to drive significant revenues.


MARKET #2: DTC Sizing
43M
Avoid falling
13M
Falls
*1.2% capture = 500k
*1.2% capture ER cases = 35k Non-ER = 115k
TODAY'S OPPORTUNITY
650,000 Units
$650M Revenue
2030 OPPORTUNITY
876,000 Units
$876M Revenue
*Compares to mobility scooter capture rate of 1.2%
Source: Forbes https://www.forbes.com/health/healthy-aging/best-mobility-scooters/
SAF-T VEST
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Forward looking projections cannot be guaranteed.

We'll extend revenues with new product launches, subscription-based connected services, and through branding partnerships with major apparel retailers.


Future SAF-T VEST Revenue Opportunities
NEW VERSIONS WITH TECHNICAL ENHANCEMENTS
and features
CONNECTED SERVICES


Onsite vest deployment monitoring for care facilities
Remote deployment monitoring
SAF-T VEST App for advanced biometrics monitoring for IOS/Android/Google
MAJOR APPAREL BRANDED PARTNERSHIPS
(E.g., LL Bean, Land's End, Patagonia)
SAF-T VEST
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Our greatest advantage is our leadership team and expert advisors who share our mission, vision and values.


LEADERS AND EXPERTS
JAY A. DAVENPORT, M.D.
Inventor, Board-Certified Orthopedic Surgeon, Chief Medical Officer, Founder
TANVI BHAT, PH.D.
Fall Injury Researcher, University of Illinois at Chicago
LANCE SILVERMAN, M.D.
Board-Certified Orthopedic Surgeon, Silverman Ankle & Foot
LEGAL COUNSEL
ERNEST GRUMBLES
Grumbles Law, PLLC
BRIAR SCHNUCKEL
Kinney & Lange, Intellectual Property
ADVISORS
MAE DAVENPORT, PH.D.
Social Scientist, University of Minnesota
JOEL PREVOST
Long-Term Care Industry Executive
RYAN DAVENPORT
Co-Founder and CEO
INDEPENDENT CONSULTANTS
BRIAN KOHLBECK
CFO, Financial Consultant
CHRIS NARVESON
Mechanical Engineer
DAN SULLIVAN
Engineering Consultant, Product Development Specialist
SAF-T VEST
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On behalf of Davenport SAF-T Systems, we are grateful for your support as we protect our elders and improve their quality of life.


THANK YOU
"...this product could


be transformational.
- MNCup Reviewer
RYAN DAVENPORT
ryan@davenportsaftsystems.com
davenportsaftsystems.com
SAF-T VEST
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Downloads

The fear of falling - closed captioned (1).mp4

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Clinician feedback.jpg

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